Exhibit 99.2

Regulation G Disclosure

The registration statement on Form S-4, of which this exhibit is a part, incorporates by reference a current report on Form 8-K filed by Saks Incorporated on March 6, 2003. This Form 8-K contains certain non-GAAP financial measures used by Saks to measure its operating results for the fourth quarter and year ended February 1, 2003. This exhibit is a reconciliation of those non-GAAP financial measures with their corresponding GAAP financial measures. The financial information presented below is as presented by Saks in the Form 8-K filed on March 6, 2003 and, as a result, the amounts are unaudited. You should read Saks’ Annual Report on Form 10-K for the fiscal year ended February 1, 2003 for information regarding the audited financial information of Saks as of and for the year ended February 1, 2003.

(1) In the calculation of “Net income before certain items,” the excluded “certain items” represent items that are not charged to the operating segments, while often times related to the operations of the segment, because they are not considered by segment operating management, corporate operating management and the chief operating decision maker in assessing segment operating performance. The following is a reconciliation of “net income before certain items” to “net income” and “operating income before certain items” to operating income:

	Quarter Ended		Year Ended
	February 1, 2003	February 2, 2002	February 1, 2003	February 2, 2002
	(amounts in millions)
SDSG operating income before certain items	$118.2	$145.9	$197.2	$222.9
SFAE operating income before certain items	53.1	10.6	101.5	(22.7)
Other operating income before certain items	(7.4)	(9.0)	(32.5)	(31.7)

Total operating income before certain items	$163.9	$147.5	$266.2	$168.5
Certain items	(25.6)	(28.8)	(33.1)	(64.1)

Total operating income	$138.3	$118.7	$233.1	$104.4
Net income before certain items	$84.4	$72.2	$90.4	$23.9
Certain items, net of taxes[1]	(16.3)	(18.3)	(20.6)	(23.6)
Cumulative effect of a change in accounting principal, net of taxes			(45.6)

Net income	$68.1	$53.9	$24.2	$0.3

(2) Saks calculates “free cash flow” as “cash flow from operations” determined in accordance with GAAP, increased or decreased for cash flow associated with purchase or sale of property, plant and equipment determined in accordance with GAAP and increased or decreased for cash flow associated with the effect of certain items. The following is a reconciliation of “free cash flow” to “cash flow from operations.”

Year Ended February 1, 2003
Free cash flow	$200.0
Cash flow associated with the additions to or sale of property, plant and equipment	139.9
Cash flow associated with the cumulative effect of a change in accounting principle	(45.6)
Cash flow associated with certain items and rounding	(18.0)

Cash flow from operations	$276.3

[1]	During the fourth quarter and the fiscal year ended 2002, Saks recorded certain items primarily related to the consolidation of the Younkers home office into Carson Pirie Scott and impairment charges related to underperforming stores. During the fourth quarter and the fiscal year ended 2001, certain items related primarily to the reorganization of the Saks Direct business and impairment charges related to underperforming stores.